

December 7, 2010

Peter Bojtos
Chief Executive Officer
Fischer-Watt Gold Company, Inc.
2582 Taft Court
Lakewood, Colorado 80215

>   **Re: Fischer-Watt Gold Company, Inc.**
>   **Form 10-K for Fiscal Year Ended January 31, 2010**
>   **Filed May 17, 2010**
>   **Response Letter Dated October 29, 2010**
>   **File No. 000-17386**

Dear Mr. Bojtos:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 31, 2010

Business, page 5

1.   We have considered your response to prior comment two and note you attributed no fair value to the prime asset you acquired from TUSA's portfolio, described on page six of your Form 10-K as "uranium–bearing mineral claims and leases on over 50,000 acres in Wyoming, South Dakota and Arizona." Please explain to us in necessary detail why these assets were not deemed identifiable assets and measured at their acquisition-date fair value. In this regard, it is not clear to us why you were able to determine that your transaction resulted in goodwill of $309,500, yet you recognized no identifiable assets for the claims and leases you acquired. Please be advised that mineral rights, as defined in FASB ASC Topic 805-20-55-37, are to be treated as tangible assets.

Consolidated Statements of Cash Flow, page 26

2.   We have considered your response to prior comment seven and note you intend to revise
        your statement of cash flow "to show restricted cash as a financing activity." However,
        we note your response did not provide a basis for your conclusion. So that we may better
        understand your determination that such changes should be reflected as financing
        activities under U.S. GAAP, please provide us with an analysis to support your proposed
        revision.

3.   We further note you intend to restate your statements of cash flows in response to prior
        comment seven. Please confirm that you will also provide the disclosures contemplated
        by ASC Topic 250-10-50-7 regarding the correction of an error in previously issued
        financial statements. In addition, please note that the correction of a material
        misstatement in previously issued financial statements should be recognized in the
        auditor's report on the audited financial statements through the addition of an explanatory
        paragraph, as described in AU Section 508.

        You may contact Jennifer O'Brien at (202) 551-3721, or John Cannarella at (202) 551-
3337, if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3299 with any other questions.

                                                Sincerely,

                                                Mark C. Shannon
                                                Branch Chief